Exhibit 99.1

China Digital TV Announces Unaudited Second Quarter 2017 Results

BEIJING, China, August 10, 2017 – China Digital TV Holding Co., Ltd. (OTC: STVVY) (“China Digital TV” or the “Company”), a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Mr. Jianhua Zhu, China Digital TV’s chief executive officer commented, “We experienced solid progress in the second quarter of 2017 as both our registered and covered user counts maintained growth momentum, primarily driven by our ability to effectively leverage our expanded geographic footprint. We were also pleased with our business development efforts in content diversification and product innovation during the quarter. To ensure steady future growth, we will continue to strategically focus on user base expansion, further content diversification, and brand recognition in order to enhance the paid user conversion rate. Furthermore, we will continue to evaluate opportunities for innovative business expansion and potential asset acquisitions. We remain committed to driving further growth of our business and creating value for our shareholders going forward.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, stated, “In the second quarter of 2017, the number of covered users on our cloud platform increased to 160 million. The growth was primarily attributable to the partnership we established with Taiyuan Radio and Television, enabling our expansion into the Shanxi province. We continue to evolve our strategic focus and positioning to maximize the performance of our operations and are confident we will further solidify our position as China’s leading provider of cloud platforms.”

Update on NYSE Continued Listing Status

As previously disclosed, China Digital TV received notification on July 10, 2017 from New York Stock Exchange ("NYSE") that the average trading price of its common stock had fallen below the NYSE's continued listing standard. The Company has responded to the NYSE to confirm its intent to regain compliance within the required period. The Company will actively monitor its stock price and evaluate all available options to resolve the deficiency and other listing standards that the Company may be in risk of non-compliance.

Also announced previously, the Company has appealed the NYSE’s commencement of its delisting proceedings, which focus on its compliance with other listing standards related to lack of operating assets. The Company remains subject to all NYSE listing standards while that appeal is pending. The NYSE is currently scheduled to hold an appeal hearing in October 2017. The NYSE notification does not affect the Company's business operations or its SEC reporting requirements. The Company's stock has been trading on the OTC market under the ticker symbol "STVVY" since the NYSE suspended trading in May 2017.

Second Quarter 2017 Results1

China Digital TV’s net revenues increased by 34.5% to US$1.3 million from US$0.9 million in the prior year period. The increase in net revenues was primarily due to the increased product revenues during the quarter.

1Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

Cost of revenues increased by 125.0% to US$0.7 million from US$0.3 million in the prior year period. The increase in cost of revenues was primarily due to the increase of net revenues in the second quarter of 2017.

Gross profit in the second quarter of 2017 was US$0.6 million, which was slightly lower than the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 47.9% in the second quarter of 2017, as compared with 68.9% in the prior year period. The decline in gross margin was mainly due to an increased proportion of revenues from products during the quarter, which have a relative lower gross margin than services.

Operating expenses in the second quarter of 2017 decreased by 13.3% to US$2.3 million from US$2.6 million in the prior year period.

●	Research and development expenses in the second quarter of 2017 decreased by 13.3% to US$1.0 million from US$1.2 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses, which was partially offset by an increase in share-based compensation.

●	Selling and marketing expenses in the second quarter of 2017 was US$0.5 million, which remained stable as compared to the prior year period.

●	General and administrative expenses in the second quarter of 2017 decreased by 17.5% to US$0.7 million from US$0.9 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses, as well as decreased rental expenses.

Loss from continuing operations in the second quarter of 2017 decreased by 15.5% to US$1.7 million from US$2.0 million in the prior year period.

Income tax expenses in the second quarter of 2017 was US$0.05 million, as compared with an income tax benefit of US$0.03 million in the prior year period.

Net loss attributable to China Digital TV Holding Co., Ltd in the second quarter of 2017 decreased to US$0.9 million from US$1.6 million in the prior year period. The decrease was primarily due to a combination of decreased operating expenses and increased interest income.

Non-GAAP net loss2 attributable to China Digital TV Holding Co., Ltd in the second quarter of 2017 was US$0.7 million, as compared to net income of US$2.4 million in the prior year period3.

Balance Sheet

As of June 30, 2017, China Digital TV had cash and cash equivalents and term deposits totaling US$27.6 million, as compared to US$125.5 million as of March 31, 2017. The decrease was primarily due to the payment of a special dividend of US$1.5 per ordinary share, representing a total cash dividend paid in June 2017 of US$100.3 million.

2Non-GAAP net loss is defined as net loss excluding share-based compensation expenses, and amortization of acquired intangible assets from business acquisitions.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Conference Call Information

China Digital TV’s management will host an earnings conference call at 8:00 p.m. on Thursday, August 10, 2017, U.S. Eastern Time (8:00 a.m. on Friday, August 11, 2017, Beijing/Hong Kong Time).

Conference Call Dial-in Information:

United States Toll Free:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	800-905945
China Toll Free:	4001-201203
Conference Name:	China Digital TV Holding Co. Ltd. call.

A replay of the call will be available for one week between 9:00 p.m. on August 10, 2017 and August 17, 2017, U.S. Eastern Time.

Replay Dial-in Information:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10111189

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of China Digital TV’s corporate website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Investor Relations

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands of U.S. dollars, except share and per share data)

	For the three months ended
	June 30,	March 31,	June 30,
	2017	2017	2016

Total revenues	$1,270	$675	$933
Taxes and surcharges	(8)	(8)	5
Net revenues	1,262	667	938

Cost of revenues	(657)	(202)	(292)

Gross profit	605	465	646

Operating expenses:
Research and development expenses	(1,018)	(927)	(1,174)
Selling and marketing expenses	(514)	(546)	(549)
General and administrative expenses	(741)	(843)	(898)
Total operating expenses	(2,273)	(2,316)	(2,621)

Gain from disposal of assets	-	822	-
Loss from continuing operations	(1,668)	(1,029)	(1,975)

Interest income	477	641	7
Gain from disposal of an equity method investment	-	-	95
Other income, net	33	687	190
(Loss)/income before income tax expenses	(1,158)	299	(1,683)

Income tax (expenses)/benefits	(53)	(143)	30
Net (loss)/income from continuing operations	(1,211)	156	(1,653)

Discontinued operations
Loss from the operations of discontinued operations, net of income taxes	-	(389)	(106)

Net loss	(1,211)	(233)	(1,759)
Less: Net loss attributable to noncontrolling interest	(341)	(383)	(140)
Net (loss)/income attributable to China Digital TV Holding Co., Ltd.	$(870)	$150	$(1,619)

Amounts attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Net (loss)/income from continuing operations	(870)	539	(1,398)
Net loss from discontinued operations	-	(389)	(221)
Net (loss)/income attributable to China Digital TV Holding Co., Ltd.	$(870)	$150	$(1,619)

Net loss	(1,211)	(233)	(1,759)
Other comprehensive income/(loss), net of income taxes
Foreign currency translation adjustment	202	125	(3,085)

Comprehensive loss	(1,009)	(108)	(4,844)
Less: Comprehensive loss attributable to noncontrolling interest	(298)	(398)	(230)

Comprehensive (loss)/income attributable to China Digital TV Holding Co., Ltd.	$(711)	$290	$(4,614)

Earnings/(loss) per share: Basic earnings/ (loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net (loss)/income from continuing operations	(0.014)	0.009	(0.023)
Net (loss)/income from discontinued operations	-	(0.006)	(0.004)

Net (loss)/income	$(0.014)	$0.003	$(0.027)

Diluted earnings/ (loss) per share attributable to ordinary shareholders of China Digital TV Holding Co.,
Ltd.:
Net (loss)/income from continuing operations	(0.014)	0.009	(0.023)
Net (loss)/income from discontinued operations	-	(0.006)	(0.004)

Net (loss)/income	$(0.014)	$0.003	$(0.027)

Weighted average shares used in calculating earnings/(loss) per ordinary share:
Basic	62,134,950	60,288,300	60,190,497
Diluted	62,134,950	60,689,982	60,190,497

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	June 30,	December 31,
ASSETS	2017	2016
Current assets:
Cash and cash equivalents	$25,216	$117,292
Restricted cash	-	4,753
Term deposits	2,349	2,344
Notes receivable	31	81
Accounts receivable, net	521	500
Inventories	147	4
Prepaid expenses and other current assets	6,320	1,611
Total current assets	34,584	126,585
Property and equipment, net	495	421
Intangible assets, net	229	258
Goodwill	671	655
Deferred income tax assets	-	52
TOTAL ASSETS	35,979	127,971

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	371	445
Accrued expenses and other current liabilities	2,023	2,557
Deferred revenue and deferred income - current	2,189	1,382
Income tax payable	19	-
Government subsidies - current	71	81
Total current liabilities	4,673	4,465
Deferred revenue and deferred income - non-current	182	125
Government subsidies - non-current	282	310
Total liabilities	5,137	4,900

Ordinary shares	32	30
Additional paid-in capital	29,642	45,273
Statutory reserve	88	88
(Accumulated deficit)/Retained earnings	(870)	75,104
Subscription receivable	(975)	(596)
Accumulated other comprehensive income/(loss)	10	(289)
Total China Digital TV Holding Co., Ltd. shareholders' equity	27,927	119,610
Noncontrolling interest	2,915	3,461
Total equity	30,842	123,071
TOTAL LIABILITIES AND EQUITY	$35,979	$127,971

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data )

	For the six months ended
	June 30,	June 30,
	2017	2016

Total revenues	$1,945	$2,473
Taxes and surcharges	(16)	(8)
Net revenues	1,929	2,465

Cost of revenues	(859)	(709)

Gross profit	1,070	1,756

Operating expenses:
Research and development expenses	(1,945)	(2,960)
Selling and marketing expenses	(1,060)	(1,290)
General and administrative expenses	(1,584)	(1,934)
Total operating expenses	(4,589)	(6,184)

Gain from disposal of assets	822	-
Loss from continuing operations	(2,697)	(4,428)

Interest income	1,118	13
Gain from disposal of an equity method investment	-	95
Other income, net	720	154
Loss before income tax expenses	(859)	(4,166)

Income tax expenses	(196)	(17)
Net loss from continuing operations	(1,055)	(4,183)

Discontinued operations
(Loss)/income from the operations of discontinued operations, net of income taxes	(389)	3,534

Net loss	(1,444)	(649)
Less: Net loss attributable to noncontrolling interest	(724)	(189)
Net loss attributable to China Digital TV Holding Co., Ltd.	$(720)	$(460)

Amounts attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Net loss from continuing operations	(331)	(3,879)
Net (loss)/income from discontinued operations	(389)	3,419
Net loss attributable to China Digital TV Holding Co., Ltd.	$(720)	$(460)

Net loss	$(1,444)	$(649)
Other comprehensive income/(loss), net of income taxes
Foreign currency translation adjustment	327	(2,519)

Comprehensive loss	(1,117)	(3,168)
Less: Comprehensive loss attributable to noncontrolling interest	(696)	(267)
Comprehensive loss attributable to China Digital TV Holding Co., Ltd.	$(421)	$(2,901)

Earnings/(loss) per share: Basic earnings/ (loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	(0.005)	(0.064)
Net (loss)/income from discontinued operations	(0.006)	0.057

Net loss	$(0.011)	$(0.007)

Diluted earnings/ (loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	(0.005)	(0.064)
Net (loss)/income from discontinued operations	(0.006)	0.057
Net loss	$(0.011)	$(0.007)

Weighted average shares used in calculating earnings/(loss) per ordinary share:
Basic	61,216,730	60,183,853
Diluted	61,216,730	60,183,853

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes share-based compensation expenses, and amortization of intangible assets acquired from business acquisitions. The Company believes that the Non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

	For the three months ended
	June 30,	March 31,	June 30,
	2017	2017	2016
	(in thousands of U.S. dollars)
Net (loss)/income attributable to China Digital TV Holding Co., Ltd. shareholders - GAAP	$(870)	$150	$(1,619)
Share-based compensation expenses	128	465	3,988
Amortization of intangible assets from business acquisitions	10	10	12
Net (loss)/income attributable to China Digital TV Holding Co., Ltd. shareholders - Non-GAAP	$(732)	$625	$2,381